AutoZone®

2006 Annual Report

AutoZoners always put customers first!

We know our parts and products.

Our stores look great!

We've got the best merchandise at the right price.

...ving the Pledge!


AutoZone
LIVING THE PLEDGE

Focusing on "the basics"— Dedicated to exceeding customer expectations

Selected Financial Data

(Dollars in millions, except per share data)	Fiscal Year Ended August				
	2002	2003	2004	2005	**2006**
Net Sales	$5,326	$5,457	$5,637	$ 5,711	**$5,948**
Operating Profit	771	918	999	976	**1,010**
Diluted Earnings per Share	4.00	5.34	6.56	7.18	**7.50**
After-Tax Return on Invested Capital	19.8%	23.4%	25.1%	23.9%	**22.2%**
Domestic Same Store Sales Growth	8.8%	3.2%	0.1%	(2.1)%	**0.4%**
Operating Margin	14.5%	16.8%	17.7%	17.1%	**17.0%**
Cash Flow from Operations	$ 736	$ 721	$ 638	$ 648	**$ 823**



3,771 U.S. Stores Across All 48 Continental United States and Puerto Rico

100 Mexico Stores Across 15 Mexican States

2006 Sales by Strategic Priority



U.S. Retail—84%

Commercial—12%

Mexico/Other—4%

AutoZoners always put customers first!
We know our parts and products.
Our stores look great!
We've got the best merchandise at the right price.

AutoZone Pledge, est. 1986


AutoZone
The Complete Solution

ALLDATA


AutoZone
Commercial


AutoZone
Su Supertienda de Autopartes


Valucraft


Duralast


Duralast

Dear Customers, AutoZoners, and Stockholders:

Fiscal 2006 was another record year for AutoZone. We increased sales to nearly $6 billion and increased earnings per share to $7.50, both 4% increases over the previous year.

We also invested more than $260 million to update our existing store base, open 204 new stores, and improve our technology infrastructure.

More importantly, fiscal 2006 repositioned the Company to succeed for the future. We began the year having completed extensive consumer research. This research confirmed what we have always known. The most compelling reason we give our customers to shop at AutoZone is our continuing passion for providing trustworthy advice. We were reminded we must have the right merchandise, at the right price, at the right time in order to deepen our relationship with our customers. It was clear to us our focus for the upcoming year and beyond would be on the basics. The year's initiatives would focus on AutoZone's Pledge which was written before AutoZone was a public company. Long before there were 3,800 stores across 48 states, Puerto Rico, and Mexico. It was written in 1986 when we had just celebrated our 300th store opening, and we were determined to establish guiding principles that we believed would clearly articulate our commitment to our customers. Therefore, for 2006, we re-committed ourselves to this Pledge and established the following key initiatives:

1) Improve the customers' shopping experience by optimizing the number of both off-shelf merchandise placements and sales floor product placements

2) Add clarity to our offering by reducing the amount of non-automotive related items in our stores

3) Focus on providing our customers with the broadest offering of parts and accessories to meet their ever expanding needs

4) Renew the emphasis on training our AutoZoners—including a specific emphasis on our Culture

5) Focus on building "our brands" by expanding coverage under the Duralast family of brands

6) Reposition our Commercial business for profitable future growth

7) Expand our presence in Mexico and Puerto Rico

How the year began
The year began with a severe challenge. One week into the new fiscal year, the Gulf Coast was hit with two major hurricanes. Both "Katrina" and "Rita" caused large scale closures for a period of time to many of our locations, destroying 13 AutoZone stores. Even worse, over one hundred sixty AutoZoners lost their homes in the storms. From those disasters, we rallied together as an organization. We utilized our "AutoZoner Assistance Fund" to raise money for those who were in need. The way our fellow AutoZoners pulled together from across the entire company, exemplified the spirit and determination that is at the core of everything we do.



Bill Rhodes—President and CEO, Customer Satisfaction

1.&2. Improve the shopping experience by reducing non-automotive items and ensuring our store product placements were optimized

We began the year determined to improve our store presentation. First, we removed and deemphasized our offering of non-automotive items in our stores. We focused our off-shelf promotional presentations on core automotive items that were relevant to virtually every customer. This effort reinforced to our customers that AutoZone was their vehicle solutions provider.

Then, over a short twelve week period, our organization came together to complete one of the single largest store initiatives in our Company's history, resetting over 3,200 stores. Championed by our field organization, these resets were absolutely essential to improving the customer shopping experience. These resets provided a consistent offering to our customers across the nation and ensured our products were placed in the optimal most convenient location for our customers. This effort was critical for us to fulfill our Pledge's promise that "Our stores look great!"

3. Focus on providing our customers with the broadest offering of parts and accessories

We have continued our focus on providing our customers with the broadest offering of parts and accessories to meet their ever expanding needs. In fact, in the second half of 2006, we significantly intensified our efforts in this area. During the spring of 2006, we launched new merchandise assortment planning software designed to improve in-stock levels. This software allows us to leverage tremendous amounts of data from across all our stores. It provides us with invaluable information allowing us to further tailor our product assortment in every individual store. As we've rolled out new product assortments, we've continued to listen to our customers and AutoZoners and identified additional opportunities for improvement. We continue to refine this effort and believe our new approach will lead to significant improvements in our ability to meet our customers' needs for both Retail and Commercial.

4. Renewed emphasis on training—Energizing Our Culture

AutoZone has a unique and powerful culture. During 2006, we renewed our emphasis on our culture by making sure all 53,000 plus AutoZoners embraced it and exemplified it in every customer interaction. Our culture uses routine practices to constantly remind each of us that customer satisfaction is paramount. One of these practices is WITTDTJR (What It Takes To Do the Job Right). This practice instills in our AutoZoners the need to make sure our customers have everything they need to "Do the Job Right." From suggesting to our customers the need to change their air filter on a regular maintenance interval to making sure they have brake fluid and brake parts cleaner when they are completing a brake job, we owe this to our customers. Some consider this focus to be a related selling practice and it is. But more importantly it is about making sure our customers have the tools, products, knowledge and advice to successfully complete the job.

We teach these practices to our AutoZoners during their first day on the job and we reinforce them through numerous other initiatives including our WITTDTJR meetings. These meetings are a critical element in building our culture, and in 2006, we increased the frequency and focus of these meetings. We have been very pleased with our AutoZoners' commitment to our cultural practices.

During 2006, we also began routinely measuring the effectiveness of our initiatives through the use of customer satisfaction surveys conducted at the store level. This powerful, consistent feedback has helped us quantify our improvements in customer service and identify areas for continued focus. Over the course of the year, we have seen consistent increases in customer satisfaction scores. Our customers are telling us we're on the right track.

5. Focus on "Our Brands"

We have been extremely successful over the years at both establishing and building brands in an automotive aftermarket industry that didn't necessarily have significant product brands. Over time, we've built brands like Duralast and Valucraft into major names in the industry. In fact, we believe Duralast, with over $1.3B in sales, has become one of the largest brands in the entire aftermarket parts industry. While we believe establishing these brands has been a major part of our sales success, it has also helped us to establish a more effective import initiative. By controlling the brand, we believe we can manage both cost and quality more effectively from multiple vendors, located in multiple countries, across many merchandise categories. Both our Retail and Commercial customers are telling us the Duralast products meet or exceed their needs while providing them with a good value. This is a relatively new initiative that we believe will continue to gain traction over time. We are pleased with our progress to date, and we will expand our brands across existing and new merchandise categories for many years to come.

6. Reposition the Commercial Business for profitable future growth

With over $700 million in sales this past year, our Commercial business team enjoyed one of their most profitable years. However, we still continue to learn a great deal. Although our Commercial business has grown to be a key contributor to our success, today our market share represents less than 1.5% of an estimated $53 billion dollar* industry! We've learned over the years growing this business is not difficult; however, growing it profitably is more challenging. Early on we rapidly grew sales without the commensurate increase in profitability. Our objective is to do both. We started with the rollout of our personal digital assistant devices (PDAs). We placed these handheld units in every one of our 2,100 Commercial Program locations, and we began accumulating actionable information. We time stamped every segment of our commercial transactions and soon developed customer-level key performance indicators. We've taken several hundred Commercial programs and rolled a new test built on the learnings from our PDAs, customer feedback and additional smaller tests. From these learnings, we began testing in certain Commercial stores a new way of doing business. We've focused on adding the appropriate merchandise coverage and delivery capabilities to those customers most capable to grow their business with AutoZone. While these test stores' early successes have been promising, we continue to monitor their results and refine our approach as additional programs are added. We're building our program right for the future, and we are very encouraged by our initial results.

7. Continue to expand our presence in Mexico and Puerto Rico

With 100 stores open in Mexico and 12 in Puerto Rico at fiscal year end, we couldn't be prouder of our wonderful AutoZoners in these stores. Starting with our first store opened in Mexico in 1998 and in Puerto Rico in 2005, we continue to believe growth exists in both markets for years to come. However, we will continue to be cautious making sure we grow prudently and profitably, as we expand our infrastructure capabilities in these locations, concurrent with our store expansion plans.

The Future

In retrospect, 2006 was a solid year for AutoZone. We exit the year a much stronger, more engaged organization than we were just twelve short months ago. As we conclude 2006 and launch 2007, we celebrate our many accomplishments and highlight those critical areas for continued improvement. Most importantly, we are committed to a consistent plan and approach. Our operating plan theme for 2006 was "Live the Pledge." This year's theme is "Living the Pledge." This minor change in theme subtly highlights and recognizes the improvements we have made while at the same time reinforces to all of us the tremendous importance of getting the basics right.

We promise we will continue to be efficient stewards of your capital. We will maintain our financial disciplines and focus on those initiatives that exceed our after-tax return on invested capital hurdle. This disciplined approach allowed us to make considerable investments in our business during 2006 while simultaneously returning nearly $580 million to our stockholders through our ongoing share repurchase program. These combined results highlight the power of our model and the discipline of our AutoZoners.

While we are proud of the successes we had this past year, we are not satisfied. We have to continue to go the extra mile to help our customers. As we work toward this objective, we'd like to extend our sincere gratitude to our AutoZoners, customers, and suppliers for their many valuable contributions.

The most critical element to our success is our AutoZoners. They deliver the exceptional customer service every day that is our key point of differentiation. During 2006, they recommitted themselves to our culture and delivered superior customer service. We thank our AutoZoners for their passion, commitment and dedication to our terrific organization and its customers.

Our past success and future triumphs will be built on exceeding customers' expectations, and we are determined to do that by focusing on the basics. We have to make sure we're doing the right things every day to win our customers' business.

In summary, AutoZone continues to be a leader in an exciting and fast growing industry. We have a clear plan for the future, and an experienced team to execute it. We look forward to updating you on our continued success well into the future.

Sincerely,



Bill Rhodes
President and CEO
Customer Satisfaction

*2006/2007 AAIA Factbook


AutoZone
Duralast
FREE
FREE TESTING


BOSCH


AutoZone
FREE
Grand Opening





AutoZoners Living the Pledge


FREE
$3 OFF
FREE
FREE TESTING



AutoZone's 2006 *Financial Section*

Under the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), we perform an annual test of goodwill to compare the estimated fair value of goodwill to the carrying amount to determine if any impairment exists. We perform the annual impairment assessment in the fourth quarter of each fiscal year, unless circumstances dictate more frequent assessments.

If impairments are indicated by either of the above evaluations, the amount by which the carrying amount of the assets exceeds the fair value of the assets is recognized as an impairment loss. Such evaluations require management to make certain assumptions based upon information available at the time the evaluation is performed, which could differ from actual results.

Self-Insurance
We retain a significant portion of the risks associated with workers' compensation, vehicle, employee health, general and product liability and property losses. Liabilities associated with these losses include estimates of both claims filed and losses incurred but not yet reported. Through various methods, which include analyses of historical trends and utilization of actuaries, the Company estimates the costs of these risks. The actuarial estimated long-term portions of these liabilities are recorded at our estimate of their net present value; other liabilities are not discounted. We believe the amounts accrued are adequate, although actual losses may differ from the amounts provided. We maintain stop-loss coverage to limit the exposure related to certain risks.

Income Taxes
We accrue and pay income taxes based on the tax statutes, regulations and case law of the various jurisdictions in which we operate. Income tax expense involves management judgment as to the ultimate resolution of any tax matters in dispute with state, federal and foreign tax authorities. Management believes the resolution of the current open tax issues will not have a material impact on our consolidated financial statements.

Litigation and Other Contingent Liabilities
We have received claims related to and been notified that we are a defendant in a number of legal proceedings resulting from our business, such as employment matters, product liability claims and general liability claims related to our store premises. We calculate contingent loss accruals using our best estimate of our probable and reasonably estimable contingent liabilities, such as lawsuits and our retained liability for insured claims.

Pension Obligation
Prior to January 1, 2003, substantially all full-time employees were covered by a defined benefit pension plan. The benefits under the plan were based on years of service and the employee's highest consecutive five-year average compensation. On January 1, 2003, the plan was frozen. Accordingly, pension plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan. On January 1, 2003, the Company's supplemental defined benefit pension plan for certain highly compensated employees was also frozen. Accordingly, plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan. As the plan benefits are frozen, the annual pension expense and recorded liabilities are not impacted by increases in future compensation levels, but are impacted by actuarial calculations using two key assumptions:

i. *Expected long-term rate of return on plan assets:* estimated by considering the composition of our asset portfolio, our historical long-term investment performance and current market conditions.
ii. *Discount rate used to determine benefit obligations:* adjusted annually based on the interest rate for long-term high-quality corporate bonds as of the measurement date (May 31) using yields for maturities that are in line with the duration of our pension liabilities. This same discount rate is also used to determine pension expense for the following plan year. If such assumptions differ materially from actual experience, the impact could be material to our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

AutoZone is exposed to market risk from, among other things, changes in interest rates, foreign exchange rates and fuel prices. From time to time, we use various financial instruments to reduce interest rate and fuel price risks. To date, based upon our current level of foreign operations, hedging costs and past changes in the associated foreign exchange rates, no derivative instruments have been utilized to reduce foreign exchange rate risk. All of our hedging activities are governed by guidelines that are authorized by our Board of Directors. Further, we do not buy or sell financial instruments for trading purposes.

Interest Rate Risk
AutoZone's financial market risk results primarily from changes in interest rates. At times, we reduce our exposure to changes in interest rates by entering into various interest rate hedge instruments such as interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps.

AutoZone has historically utilized interest rate swaps to convert variable rate debt to fixed rate debt and to lock in fixed rates on future debt issuances. We reflect the current fair value of all interest rate hedge instruments in our consolidated balance sheets as a component of other assets. We had an outstanding interest rate swap with a fair value of $10.2 million at August 26, 2006, and $4.3 million at August 27, 2005, to effectively fix the interest rate on the $300.0 million term loan entered into during December 2004.

The related gains and losses on interest rate hedges are deferred in stockholders' equity as a component of other comprehensive income or loss. These deferred gains and losses are recognized in income as a decrease or increase to interest expense in the period in which the related interest rates being hedged are recognized in expense. However, to the extent that the change in value of an interest rate hedge instrument does not perfectly offset the change in the value of the interest rate being hedged, that ineffective portion is immediately recognized in income. The Company's hedge instrument was determined to be highly effective as of August 26, 2006.

The fair value of our debt was estimated at $1.825 billion as of August 26, 2006, and $1.868 billion as of August 27, 2005, based on the quoted market prices for the same or similar debt issues or on the current rates available to AutoZone for debt having the same remaining maturities. Such fair value is less than the carrying value of debt by $32.3 million at August 26, 2006, and greater than the carrying value of debt by $6.3 million at August 27, 2005. Considering the effect of any interest rate swaps designated and effective as cash flow hedges, we had $167.2 million of variable rate debt outstanding at August 26, 2006, and $221.9 million outstanding at August 27, 2005. At these borrowing levels for variable rate debt, a one percentage point increase in interest rates would have had an unfavorable impact on our pre-tax earnings and cash flows of $1.7 million in 2006 and $2.2 million in fiscal 2005, which includes the effects of interest rate swaps. The primary interest rate exposure on variable rate debt is based on LIBOR. Considering the effect of any interest rate swaps designated and effective as cash flow hedges, we had outstanding fixed rate debt of $1.690 billion at August 26, 2006, and $1.640 billion at August 27, 2005. A one percentage point increase in interest rates would reduce the fair value of our fixed rate debt by $68.3 million at August 26, 2006, and $65.6 million at August 27, 2005.

Fuel Price Risk

Fuel swap contracts utilized by us have not previously been designated as hedging instruments under the provisions of SFAS 133 and thus do not qualify for hedge accounting treatment, although the instruments were executed to economically hedge the consumption of diesel fuel used to distribute our products. Accordingly, mark-to-market gains and losses related to such fuel swap contracts are recorded each period in cost of sales as a component of distribution costs. As of August 27, 2005, the then current month's fuel swap contract was outstanding with a settlement date of August 31, 2005. During fiscal 2005 and 2004, we entered into fuel swaps to economically hedge a portion of our diesel fuel exposure. These swaps were settled within a few days of each fiscal year end and had no significant impact on cost of sales for the 2005 or 2004 fiscal years. We did not enter into any fuel swap contracts during fiscal 2006.

Reconciliation of Non-GAAP Financial Measures

"Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" include certain financial measures not derived in accordance with generally accepted accounting principles ("GAAP"). These non-GAAP financial measures provide additional information for determining our optimum capital structure and are used to assist management in evaluating performance and in making appropriate business decisions to maximize stockholders' value.

Non-GAAP financial measures should not be used as a substitute for GAAP financial measures, or considered in isolation, for the purpose of analyzing our operating performance, financial position or cash flows. However, we have presented the non-GAAP financial measures, as we believe they provide additional information to analyze or compare our operations. Furthermore, our management and Compensation Committee of the Board of Directors use the abovementioned non-GAAP financial measures to analyze and compare our underlying operating results and to determine payments of performance-based compensation. We have included a reconciliation of this information to the most comparable GAAP measures in the following reconciliation tables.

Reconciliation of Non-GAAP Financial Measure: Cash Flow Before Share Repurchases and Changes in Debt

The following table reconciles net increase (decrease) in cash and cash equivalents to cash flow before share repurchases and changes in debt, which is presented in the "Selected Financial Data."

	Fiscal Year Ended August				
(in thousands)	**2006**	2005	2004	2003	2002
Net increase (decrease) in cash and cash equivalents	**$ 16,748**	$ (2,042)	$ (16,250)	$ 22,796	$ (3,709)
Less: Increase (decrease) in debt	**(4,693)**	(7,400)	322,405	352,328	(30,885)
Less: Share repurchases	**(578,066)**	(426,852)	(848,102)	(891,095)	(698,983)
Cash flow before share repurchases and changes in debt	**$ 599,507**	$ 432,210	$ 509,447	$ 561,563	$ 726,159

Management's Discussion and Analysis of Financial Condition and Results of Operations

(continued)

Reconciliation of Non-GAAP Financial Measure: After-Tax Return on Invested Capital

The following table reconciles the percentages of after-tax return on invested capital, or "ROIC." After-tax return on invested capital is calculated as after-tax operating profit (excluding rent) divided by average invested capital (which includes a factor to capitalize operating leases). The ROIC percentages are presented in the "Selected Financial Data."

	Fiscal Year Ended August				
(in thousands, except per share and percentage data)	**2006**	2005	2004	2003	2002
Net income	**$ 569,275**	$ 571,019	$ 566,202	$ 517,604	$ 428,148
Adjustments:					
After-tax interest	**68,089**	65,533	58,003	52,686	49,471
After-tax rent	**90,808**	96,367	73,086	68,764	61,348
After-tax return	**$ 728,172**	$ 732,919	$ 697,291	$ 639,054	$ 538,967
Average debt[1]	**$1,909,011**	$1,969,639	$1,787,307	$1,484,987	$1,329,077
Average equity[2]	**510,657**	316,639	292,802	580,176	802,289
Rent x 6[3]	**863,328**	774,706	701,621	663,990	594,192
Pre-tax invested capital	**$3,282,996**	$3,060,984	$2,781,730	$2,729,153	$2,725,558
ROIC	**22.2%**	23.9%	25.1%	23.4%	19.8%

(1) Average debt is equal to the average of our long-term debt measured at the end of the prior fiscal year and each of the 13 fiscal periods in the current fiscal year. Long-term debt (in thousands) was $1,225,402 at August 25, 2001.

(2) Average equity is equal to the average of our stockholders' equity measured at the end of the prior fiscal year and each of the 13 fiscal periods of the current fiscal year. Stockholders' equity (in thousands) was $866,213 at August 25, 2001.

(3) Rent is multiplied by a factor of six to capitalize operating leases in the determination of pre-tax invested capital. This calculation excludes the impact from the cumulative lease accounting adjustments recorded in the second quarter of fiscal 2005.



Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Our internal control over financial reporting includes, among other things, defined policies and procedures for conducting and governing our business, sophisticated information systems for processing transactions and properly trained staff. Mechanisms are in place to monitor the effectiveness of our internal control over financial reporting, including regular testing performed by the Company's internal audit team, which is comprised of both Deloitte & Touche LLP professionals and Company personnel. Actions are taken to correct deficiencies as they are identified. Our procedures for financial reporting include the active involvement of senior management, our Audit Committee and a staff of highly qualified financial and legal professionals.

Management, with the participation of our principal executive and financial officers, assessed our internal control over financial reporting as of August 26, 2006, the end of our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of August 26, 2006.

Our independent registered public accounting firm, Ernst & Young LLP, audited management's assessment and the effectiveness of our internal control over financial reporting. Ernst & Young has issued their report concurring with management's assessment, which is included in this Annual Report.

Certifications

Compliance with NYSE Corporate Governance Listing Standards
On January 4, 2006, the Company submitted to the New York Stock Exchange the Annual CEO Certification required pursuant to Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Rule 13a-14(a) Certifications of Principal Executive Officer and Principal Financial Officer
The Company has filed, as exhibits to its Annual Report on Form 10-K for the fiscal year ended August 26, 2006, the certifications of its Principal Executive Officer and Principal Financial Officer required pursuant to Section 302 of the Sarbanes-Oxley Act of 2004.

Report of Independent Registered Public Accounting Firm on Internal Controls Over Financial Reporting

To the Board of Directors and Stockholders of
AutoZone, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that AutoZone, Inc. maintained effective internal control over financial reporting as of August 26, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AutoZone, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that AutoZone, Inc. maintained effective internal control over financial reporting as of August 26, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, AutoZone, Inc. maintained, in all material respects, effective internal control over financial reporting as of August 26, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AutoZone, Inc. as of August 26, 2006 and August 27, 2005 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended August 26, 2006 of AutoZone, Inc. and our report dated October 19, 2006 expressed an unqualified opinion thereon.

Memphis, Tennessee
October 19, 2006

Ernst + Young LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
AutoZone, Inc.

We have audited the accompanying consolidated balance sheets of AutoZone, Inc. as of August 26, 2006 and August 27, 2005, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended August 26, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AutoZone, Inc. as of August 26, 2006 and August 27, 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 26, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of AutoZone, Inc.'s internal control over financial reporting as of August 26, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 19, 2006 expressed an unqualified opinion thereon.

Memphis, Tennessee
October 19, 2006

Ernst + Young LLP

Consolidated Statements of Income

(in thousands, except per share data)	Year Ended **August 26, 2006 (52 Weeks)**	August 27, 2005 (52 Weeks)	August 28, 2004 (52 Weeks)
Net sales	**$5,948,355**	$5,710,882	$5,637,025
Cost of sales, including warehouse and delivery expenses	**3,009,835**	2,918,334	2,880,446
Operating, selling, general and administrative expenses	**1,928,595**	1,816,884	1,757,873
Operating profit	**1,009,925**	975,664	998,706
Interest expense, net	**107,889**	102,443	92,804
Income before income taxes	**902,036**	873,221	905,902
Income taxes	**332,761**	302,202	339,700
Net income	**$ 569,275**	$ 571,019	$ 566,202
Weighted average shares for basic earnings per share	**75,237**	78,530	84,993
Effect of dilutive stock equivalents	**622**	978	1,357
Adjusted weighted average shares for diluted earnings per share	**75,859**	79,508	86,350
Basic earnings per share	**$ 7.57**	$ 7.27	$ 6.66
Diluted earnings per share	**$ 7.50**	$ 7.18	$ 6.56

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(in thousands, except per share data)	August 26, 2006	August 27, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 91,558	$ 74,810
Accounts receivable	80,363	118,263
Merchandise inventories	1,846,650	1,663,860
Other current assets	100,356	72,526
Total current assets	2,118,927	1,929,459
Property and equipment:		
Land	588,444	559,231
Buildings and improvements	1,566,002	1,450,814
Equipment	729,426	662,495
Leasehold improvements	165,577	150,846
Construction in progress	134,359	155,251
	3,183,808	2,978,637
Less: Accumulated depreciation and amortization	1,132,500	1,041,022
	2,051,308	1,937,615
Goodwill, net of accumulated amortization	302,645	302,699
Deferred income taxes	20,643	32,917
Other long-term assets	32,783	42,567
	356,071	378,183
	$4,526,306	$4,245,257
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$1,699,667	$1,539,776
Accrued expenses	280,419	255,672
Income taxes payable	24,378	4,753
Deferred income taxes	50,104	10,958
Total current liabilities	2,054,568	1,811,159
Long-term debt	1,857,157	1,861,850
Other liabilities	145,053	181,241
Commitments and contingencies	—	—
Stockholders' equity:		
Preferred stock, authorized 1,000 shares; no shares issued	—	—
Common stock, par value $.01 per share, authorized 200,000 shares; 77,240 shares issued and 71,082 shares outstanding in 2006 and 81,111 shares issued and 76,539 shares outstanding in 2005	772	811
Additional paid-in capital	500,880	462,289
Retained earnings	559,208	370,276
Accumulated other comprehensive loss	(15,500)	(36,581)
Treasury stock, at cost	(575,832)	(405,788)
Total stockholders' equity	469,528	391,007
	$4,526,306	$4,245,257

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(in thousands)	Year Ended August 26, 2006 (52 Weeks)	August 27, 2005 (52 Weeks)	August 28, 2004 (52 Weeks)
Cash flows from operating activities:			
Net income	**$ 569,275**	$ 571,019	$ 566,202
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	**139,465**	135,597	106,891
Deferred rent liability adjustment	**—**	21,527	—
Amortization of debt origination fees	**1,559**	2,343	4,230
Income tax benefit from exercise of stock options	**(10,608)**	31,828	24,339
Deferred income taxes	**36,306**	(16,628)	44,498
Income from warranty negotiations	**—**	(1,736)	(42,094)
Share-based compensation expense	**17,370**	—	—
Changes in operating assets and liabilities:			
Accounts receivable	**37,900**	(42,485)	3,759
Merchandise inventories	**(182,790)**	(124,566)	(119,539)
Accounts payable and accrued expenses	**184,986**	109,341	43,612
Income taxes payable	**28,676**	(67,343)	32,118
Other, net	**608**	29,186	(25,637)
Net cash provided by operating activities	**822,747**	648,083	638,379
Cash flows from investing activities:			
Capital expenditures	**(263,580)**	(283,478)	(184,870)
Purchase of marketable securities	**(159,957)**	—	—
Proceeds from sale of investments	**145,369**	—	—
Acquisitions	**—**	(3,090)	(11,441)
Disposal of capital assets	**9,845**	3,797	2,590
Net cash used in investing activities	**(268,323)**	(282,771)	(193,721)
Cash flows from financing activities:			
Net (repayments of) proceeds from commercial paper	**(51,993)**	(304,700)	254,400
Proceeds from issuance of debt	**200,000**	300,000	500,000
Repayment of Senior Notes	**(150,000)**	—	(431,995)
Net proceeds from sale of common stock	**38,253**	64,547	33,552
Purchase of treasury stock	**(578,066)**	(426,852)	(848,102)
Settlement of interest rate hedge instruments	**—**	—	32,166
Income tax benefit from exercise of stock options	**10,608**	—	—
Other	**(6,478)**	(349)	(929)
Net cash used in financing activities	**(537,676)**	(367,354)	(460,908)
Net increase (decrease) in cash and cash equivalents	**16,748**	(2,042)	(16,250)
Cash and cash equivalents at beginning of year	**74,810**	76,852	93,102
Cash and cash equivalents at end of year	**$ 91,558**	$ 74,810	$ 76,852
Supplemental cash flow information:			
Interest paid, net of interest cost capitalized	**$ 104,929**	$ 98,937	$ 77,871
Income taxes paid	**$ 267,913**	$ 339,245	$ 237,010

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(in thousands)	Common Shares Issued	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance at August 30, 2003	100,670	$1,007	$410,962	$ 869,739	$(37,297)	$(870,653)	$ 373,758
Net income				566,202			566,202
Minimum pension liability net of taxes of $10,750					17,537		17,537
Foreign currency translation adjustment					(3,841)		(3,841)
Net gains on outstanding derivatives net of taxes of $1,740					2,900		2,900
Net gains on terminated/matured derivatives net of taxes of ($15,710)					6,226		6,226
Reclassification of derivative ineffectiveness into earnings					(2,701)		(2,701)
Reclassification of net losses on derivatives into earnings					1,523		1,523
Comprehensive income							587,846
Purchase of 10,194 shares of treasury stock						(848,102)	(848,102)
Retirement of treasury stock	(12,400)	(124)	(54,611)	(855,794)		910,529	—
Sale of common stock under stock option and stock purchase plans	1,123	11	33,541				33,552
Tax benefit from exercise of stock options			24,339				24,339
Balance at August 28, 2004	89,393	894	414,231	580,147	(15,653)	(808,226)	171,393
Net income				571,019			571,019
Minimum pension liability net of taxes of ($16,925)					(25,293)		(25,293)
Foreign currency translation adjustment					5,160		5,160
Net gains on outstanding derivatives net of taxes of $1,589					2,717		2,717
Reclassification of derivative ineffectiveness into earnings net of taxes of ($1,740)					(2,900)		(2,900)
Reclassification of net gains on derivatives into earnings					(612)		(612)
Comprehensive income							550,091
Purchase of 4,822 shares of treasury stock						(426,852)	(426,852)
Retirement of treasury stock	(10,000)	(100)	(48,300)	(780,890)		829,290	—
Sale of common stock under stock option and stock purchase plans	1,718	17	64,530				64,547
Tax benefit from exercise of stock options			31,828				31,828
Balance at August 27, 2005	81,111	811	462,289	370,276	(36,581)	(405,788)	391,007
Net income				569,275			569,275
Minimum pension liability net of taxes of $14,624					22,532		22,532
Foreign currency translation adjustment					(4,410)		(4,410)
Unrealized loss adjustment on marketable securities net of taxes of ($98)					(181)		(181)
Net gains on outstanding derivatives net of taxes of $2,152					3,752		3,752
Reclassification of net gains on derivatives into earnings					(612)		(612)
Comprehensive income							590,356
Purchase of 6,187 shares of treasury stock						(578,066)	(578,066)
Retirement of treasury stock	(4,600)	(46)	(27,633)	(380,343)		408,022	—
Sale of common stock under stock option and stock purchase plans	729	7	38,246				38,253
Share-based compensation expense			17,370				17,370
Tax benefit from exercise of stock options			10,608				10,608
Balance at August 26, 2006	**77,240**	**$ 772**	**$500,880**	**$ 559,208**	**$(15,500)**	**$(575,832)**	**$ 469,528**

See Notes to Consolidated Financial Statements.

Note A—Significant Accounting Policies

Business

AutoZone, Inc. and its wholly owned subsidiaries ("AutoZone" or the "Company") is principally a retailer of automotive parts and accessories. At the end of fiscal 2006, the Company operated 3,771 domestic stores in 48 states, the District of Columbia and Puerto Rico and 100 stores in Mexico. Each store carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. Many of the stores have a commercial sales program that provides commercial credit and prompt delivery of parts and other products to local, regional and national repair garages, dealers and service stations. The Company also sells the ALLDATA brand automotive diagnostic and repair software. On the web at www.autozone.com, the Company sells diagnostic and repair information, auto and light truck parts, and accessories.

Fiscal Year

The Company's fiscal year consists of 52 or 53 weeks ending on the last Saturday in August.

Basis of Presentation

The consolidated financial statements include the accounts of AutoZone, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents consist of investments with original maturities of 90 days or less at the date of purchase. Excluded from cash equivalents are investments in money market accounts, held by the Company's wholly owned insurance captive that was established during fiscal 2004. These investments approximated $8.0 million at August 26, 2006, and $40.2 million at August 27, 2005, and are included within the other current assets caption and are recorded at cost, which approximates market value, due to the short maturity of the investments.

Marketable Securities

During fiscal 2006, the Company invested a portion of its assets held by the Company's wholly owned insurance captive in marketable debt securities. The Company accounts for these securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and accordingly, classifies them as available-for-sale. The Company includes the securities within the other current assets caption and records the amounts at fair market value, which is determined using quoted market prices at the end of the reporting period. Unrealized gains and losses on these marketable securities are recorded in accumulated other comprehensive income, net of tax.

On August 26, 2006, the Company's available-for-sale financial instruments consisted of the following:

(in thousands)	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
Debt Securities	$46,801	$13	$(292)	$46,522

The debt securities held at August 26, 2006, had contractual maturities ranging from less than one year to approximately 30 years. The Company did not realize any material gains or losses on its marketable securities during fiscal 2006. Prior to 2006, the Company did not invest in any securities required to be accounted for under SFAS 115.

Accounts Receivable

Accounts receivable consists of receivables from customers and vendors, including the current portion of long-term receivables from certain vendors, and are presented net of an allowance for uncollectible accounts. AutoZone routinely grants credit to certain of its commercial customers. The risk of credit loss in our trade receivables is substantially mitigated by our credit evaluation process, short collection terms and sales to a large number of customers, as well as the low revenue per transaction for most of our sales. Allowances for potential credit losses are determined based on historical experience and current evaluation of the composition of accounts receivable. Historically, credit losses have been within management's expectations and the allowances for uncollectible accounts were $13.7 million at August 26, 2006, and $11.0 million at August 27, 2005. The Company routinely sells its receivables to a third party at a discount for cash with limited recourse. AutoZone has recorded a $1.0 million recourse reserve related to the $53.4 million in outstanding factored receivables at August 26, 2006. The recourse reserve at August 27, 2005 approximated $500,000 related to the $50.7 million in outstanding factored receivables.

Merchandise Inventories

Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method. Included in inventory are related purchasing, storage and handling costs. Due to price deflation on the Company's merchandise purchases, the Company's inventory balances are effectively maintained under the first-in, first-out method as the Company's policy is not to write up inventory for favorable LIFO adjustments, resulting in cost of sales being reflected at the higher amount. The cumulative balance of this unrecorded adjustment, which will be reduced upon experiencing price inflation on our merchandise purchases, was $198.3 million at August 26, 2006, and $166.8 million at August 27, 2005.

AutoZone has entered into pay-on-scan ("POS") arrangements with certain vendors, whereby AutoZone will not purchase merchandise supplied by a vendor until that merchandise is ultimately sold to AutoZone's customers. Title and certain risks of ownership remain with the vendor until the merchandise is sold to AutoZone's customers. Since the Company does not own merchandise under POS arrangements until just before it is sold to a customer, such merchandise is not recorded in the Company's balance sheet. Upon the sale of the merchandise to AutoZone's customers, AutoZone recognizes the liability for the goods and pays the vendor in accordance with the agreed-upon terms. Although AutoZone does not hold title to the goods, AutoZone controls pricing and has credit collection risk and therefore, revenues under POS arrangements are included gross in net sales in the income statement. Sales of merchandise under POS arrangement approximated $390.0 million in fiscal 2006, $460.0 million in fiscal 2005 and $160.0 million in fiscal 2004. AutoZone has financed the repurchase of existing merchandise inventory by certain vendors in order to convert such vendors to POS arrangements. These receivables have remaining durations up to 13 months and approximated $11.6 million at August 26, 2006 and $49.9 million at August 27, 2005. The current portion of these receivables is reflected in accounts receivable and approximated $11.6 million at August 26, 2006 and $37.5 million at August 27, 2005. The long-term portion is reflected as a component of other long-term assets and approximated less than $20,000 at August 26, 2006 and $12.4 million at August 27, 2005. Merchandise under POS arrangements was $92.1 million at August 26, 2006 and $151.7 million at August 27, 2005.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed principally using the straight-line method over the following estimated useful lives: buildings, 40 to 50 years; building improvements, 5 to 15 years; equipment, 3 to 10 years; and leasehold improvements over the shorter of the asset's estimated useful life or the remaining lease term, which includes any reasonably assured renewal periods.

Impairment of Long-Lived Assets

In accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), the Company evaluates the recoverability of the carrying amounts of the assets covered by this standard annually and more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. As part of the evaluation, the Company reviews performance at the store level to identify any stores with current period operating losses that should be considered for impairment. The Company compares the sum of the undiscounted expected future cash flows with the carrying amounts of the assets. If impairments are indicated, the amount by which the carrying amount of the assets exceeds the fair value of the assets is recognized as an impairment loss. No significant impairment losses were recorded in the three years ended August 26, 2006.

Goodwill

The cost in excess of fair value of identifiable net assets of businesses acquired is recorded as goodwill. In accordance with the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), goodwill has not been amortized since fiscal 2001, but an analysis is performed at least annually to compare the fair value of the reporting unit to the carrying amount to determine if any impairment exists. The Company performs its annual impairment assessment in the fourth quarter of each fiscal year, unless circumstances dictate more frequent assessments. No impairment losses were recorded in the three years ended August 26, 2006.

Derivative Instruments and Hedging Activities

AutoZone is exposed to market risk from, among other things, changes in interest rates, foreign exchange rates and fuel prices. From time to time, the Company uses various financial instruments to reduce such risks. To date, based upon the Company's current level of foreign operations, hedging costs and past changes in the associated foreign exchange rates, no derivative instruments have been utilized to reduce foreign exchange rate risk. All of the Company's hedging activities are governed by guidelines that are authorized by AutoZone's Board of Directors. Further, the Company does not buy or sell financial instruments for trading purposes.

Notes to Consolidated Financial Statements

(continued)

AutoZone's financial market risk results primarily from changes in interest rates. At times, AutoZone reduces its exposure to changes in interest rates by entering into various interest rate hedge instruments such as interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps. The Company complies with Statement of Financial Accounting Standards Nos. 133, 137, 138 and 149 (collectively "SFAS 133") pertaining to the accounting for these derivatives and hedging activities which require all such interest rate hedge instruments to be recorded on the balance sheet at fair value. All of the Company's interest rate hedge instruments are designated as cash flow hedges. Refer to "Note E—Derivative Instruments and Hedging Activities" for additional disclosures regarding the Company's derivative instruments and hedging activities. Cash flows related to these instruments designated as qualifying hedges are reflected in the accompanying consolidated statements of cash flows in the same categories as the cash flows from the items being hedged. Accordingly, cash flows relating to the settlement of interest rate derivatives hedging the forecasted issuance of debt have been reflected upon settlement as a component of financing cash flows. The resulting gain or loss from such settlement is deferred to accumulated other comprehensive loss and reclassified to interest expense over the term of the underlying debt. This reclassification of the deferred gains and losses impacts the interest expense recognized on the underlying debt that was hedged and is therefore reflected as a component of operating cash flows in periods subsequent to settlement. The periodic settlement of interest rate derivatives hedging outstanding variable rate debt is recorded as an adjustment to interest expense and is therefore reflected as a component of operating cash flows.

Foreign Currency

The Company accounts for its Mexican operations using the Mexican peso as the functional currency and converting its financial statements from Mexican pesos to U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." The cumulative loss on currency translation is recorded as a component of accumulated other comprehensive loss and approximated $12.5 million at August 26, 2006 and $8.1 million at August 27, 2005.

Self-Insurance Reserves

The Company retains a significant portion of the risks associated with workers' compensation, employee health, general, products liability, property and automotive insurance. Through various methods, which include analyses of historical trends and utilization of actuaries, the Company estimates the costs of these risks. The actuarial estimated long-term portions of these liabilities are recorded at our estimate of their net present value.

Deferred Rent

The Company recognizes rent expense on a straight-line basis over the course of the lease term, which includes any reasonably assured renewal periods, that begin on the date the Company takes physical possession of the property (see "Note J—Leases"). Differences between this calculated expense and cash payments are recorded as a liability in accrued expenses and other liabilities on the accompanying balance sheet. This deferred rent approximated $29.3 million as of August 26, 2006 and $27.9 million as of August 27, 2005.

Financial Instruments

The Company has financial instruments, including cash and cash equivalents, accounts receivable, other current assets and accounts payable. The carrying amounts of these financial instruments approximate fair value because of their short maturities. A discussion of the carrying values and fair values of the Company's debt is included in "Note F—Financing," marketable securities is included in "Note A—Marketable Securities," and derivatives is included in "Note E—Derivative Instruments and Hedging Activities."

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Sales and Use Taxes

Governmental authorities assess sales and use taxes on the sale of goods and services. The Company excludes taxes collected from customers in its reported sales results, such amounts are reflected as accrued expenses until remitted to the taxing authorities.

Revenue Recognition

The Company recognizes sales at the time the sale is made and the product is delivered to the customer. Revenue from sales are presented net of allowances for estimated sales returns, which are based on historical return rates.

Vendor Allowances and Advertising Costs

The Company receives various payments and allowances from its vendors based on the volume of purchases and for services that AutoZone provides to the vendors. Monies received from vendors include rebates, allowances and promotional funds. The amounts to be received are subject to purchase volumes and the terms of the vendor agreements, which generally do not state an expiration date, but are subject to ongoing negotiations that may be impacted in the future based on changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise. The Company's level of advertising and other operating, selling, general and administrative expenditures are not dependent on vendor allowances.

Rebates and other miscellaneous incentives are earned based on purchases or product sales and are accrued ratably over the purchase of the related product, but only if it is reasonably certain that the required volume levels will be reached. These monies are recorded as a reduction of inventories and are recognized as a reduction to cost of sales as the related inventories are sold.

For all allowances and promotional funds earned under vendor funding, the Company applies the guidance pursuant to the Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor" ("EITF 02-16"), by recording the vendor funds as a reduction of inventories that are recognized as a reduction to cost of sales as the inventories are sold. The Company's vendor funding arrangements do not provide for any reimbursement arrangements that are for specific, incremental, identifiable costs that are permitted under EITF 02-16 for the funding to be recorded as a reduction to advertising or other operating, selling, general and administrative expenses.

Advertising expense was approximately $78.1 million in fiscal 2006, $90.3 million in fiscal 2005, and $98.1 million in fiscal 2004. The Company expenses advertising costs as incurred.

Warranty Costs
The Company or the vendors supplying its products provide its customers with limited warranties on certain products. Estimated warranty obligations for which the Company is responsible are based on historical experience, provided at the time of sale of the product, and charged to cost of sales.

Shipping and Handling Costs
The Company does not generally charge customers separately for shipping and handling. The cost the Company incurs to ship products to our stores is included in cost of sales. Costs to deliver products from our stores to our customers are included in operating, selling, general and administrative expenses.

Pre-opening Expenses
Pre-opening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.

Earnings Per Share
Basic earnings per share is based on the weighted average outstanding common shares. Diluted earnings per share is based on the weighted average outstanding shares adjusted for the effect of common stock equivalents, which are primarily stock options. Stock options that were not included in the diluted computation because they would have been anti-dilutive were approximately 700,000 shares at August 26, 2006, 1.0 million shares at August 27, 2005, and 1.1 million shares at August 28, 2004.

Stock Options
At August 26, 2006, the Company has stock option plans that provide for the purchase of the Company's common stock by certain of its employees and directors, which are described more fully in "Note B—Share-Based Payments." Effective August 28, 2005, the Company adopted Statement of Financial Accounting Standards No. 123(R) "Share-Based Payment" ("SFAS 123(R)") and began recognizing compensation expense for its share-based payments based on the fair value of the awards. See "Note B—Share-Based Payments" for further discussion.

Recent Accounting Pronouncements
The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") in June 2006. The interpretation clarifies the accounting for uncertainty in income taxes recognized in our financial statement in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 will be effective for our fiscal year beginning August 26, 2007. The Company has not determined the effect, if any, the adoption of FIN 48 will have on the Company's financial position and results of operations.

On September 29, 2006, the FASB issued FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106, and 132R" ("SFAS 158"). This new standard requires an employer to: (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year (with limited exceptions); and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective for the Company's fiscal year ending August 25, 2007. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company currently reflects as a liability in its consolidated balance sheet the underfunded status of the plan as of its most recent measurement date. The Company has not determined the effect, if any, the adoption of SFAS 158 will have on the Company's financial position and results of operations.

Note B—Share-Based Payments

Effective August 28, 2005, the Company adopted SFAS 123(R) and began recognizing compensation expense for its share-based payments based on the fair value of the awards. Share-based payments include stock option grants and certain transactions under the Company's other stock plans. Prior to August 28, 2005, the Company accounted for share-based payments using the intrinsic-value-based recognition method prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). As options were granted at an exercise price equal to the market value of the underlying common stock on the date of grant, no stock-based employee compensation cost was reflected in net income prior to adopting SFAS 123(R). As the Company adopted SFAS 123(R) under the modified-prospective-transition method, results from prior periods have not been restated.

SFAS 123(R) requires share-based compensation expense recognized since August 27, 2005, to be based on the following: a) grant date fair value estimated in accordance with the original provisions of SFAS 123 for unvested options granted prior to the adoption date; b) grant date fair value estimated in accordance with the provisions of SFAS 123(R) for options granted subsequent to the adoption date; and c) the discount on shares sold to employees post-adoption, which represents the difference between the grant date fair value and the employee purchase price.

The adoption of SFAS 123(R)'s fair value method has resulted in additional share-based expense (a component of operating, selling, general and administrative expenses) in the amount of $16.5 million related to stock options and $884,000 related to share purchase plans for fiscal 2006, than if the Company had continued to account for share-based compensation under APB 25. For fiscal 2006, this additional share-based compensation lowered pre-tax earnings by $17.4 million, lowered net income by $11.0 million, and lowered basic earnings per share by $0.15 and diluted earnings per share by $0.14. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required prior to SFAS 123(R). For fiscal 2006, the $10.6 million excess tax benefit classified as a financing cash inflow would have been classified as an operating cash inflow if the Company had not adopted SFAS 123(R). The impact of adopting SFAS 123(R) on future results will depend on, among other things, levels of share-based payments granted in the future, actual forfeiture rates and the timing of option exercises.

The following table illustrates the effect on net income and earnings per share if the Company had not adopted SFAS 123(R) and applied the fair value recognition provisions of SFAS 123 to options granted under the Company's stock plans in all periods presented. For purposes of this pro forma disclosure, the value of the options is estimated using Black-Scholes-Merton multiple option pricing model for all option grants.

(in thousands, except per share data)	Year Ended **August 26, 2006**	 August 27, 2005	 August 28, 2004
Net income, as reported	**$569,275**	$571,019	$566,202
Add: Share-based payments included in reported net income, net of related tax effects per SFAS 123(R)	**10,967**	—	—
Deduct: Total pro forma stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects per SFAS 123	**(15,328)**	(11,255)	(16,518)
Pro forma net income	**$564,914**	$559,764	$549,684
Basic earnings per share:			
As reported	**$ 7.57**	$ 7.27	$ 6.66
Pro forma	**$ 7.51**	$ 7.12	$ 6.46
Diluted earnings per share:			
As reported	**$ 7.50**	$ 7.18	$ 6.56
Pro forma	**$ 7.45**	$ 7.03	$ 6.36

Under SFAS 123(R) forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. This estimate is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate. Under

SFAS 123 and APB 25, the Company elected to account for forfeitures when awards were actually forfeited, at which time all previous pro forma expense (which after-tax, approximated $2.3 million in fiscal 2006, $7.3 million in fiscal 2005 and $3.1 million in fiscal 2004) was reversed to reduce pro forma expense for that period.

AutoZone grants options to purchase common stock to certain of its employees and directors under various plans at prices equal to the market value of the stock on the dates the options were granted. Options have a term of 10 years or 10 years and one day from grant date. Director options generally vest three years from grant date. Employee options generally vest in equal annual installments on the first, second, third and fourth anniversaries of the grant date. Employees and directors generally have 30 days after the service relationship ends, or one year after death, to exercise all vested options. The fair value of each option grant is separately estimated for each vesting date. The fair value of each option is amortized into compensation expense on a straight-line basis between the grant date for the award and each vesting date. The Company has estimated the fair value of all stock option awards as of the date of the grant by applying the Black-Scholes-Merton multiple-option pricing valuation model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense.

The weighted average for key assumptions used in determining the fair value of options granted and a summary of the methodology applied to develop each assumption are as follows:

	Year Ended		
	August 26, 2006	August 27, 2005	August 28, 2004
Expected price volatility	**35%**	36%	37%
Risk-free interest rates	**4.1%**	2.8%	2.4%
Weighted average expected lives in years	**3.3**	3.5	3.8
Forfeiture rate	**10%**	n/a	n/a
Dividend yield	**0%**	0%	0%

Expected Price Volatility—This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. We use actual historical changes in the market value of our stock to calculate the volatility assumption as it is management's belief that this is the best indicator of future volatility. We calculate daily market value changes from the date of grant over a past period representative of the expected life of the options to determine volatility. An increase in the expected volatility will increase compensation expense.

Risk-Free Interest Rate—This is the U.S. Treasury rate for the week of the grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected Lives—This is the period of time over which the options granted are expected to remain outstanding and is based on historical experience. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. Options granted have a maximum term of ten years or ten years and one day. An increase in the expected life will increase compensation expense.

Forfeiture Rate—This is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming fully vested. This estimate is based on historical experience. An increase in the forfeiture rate will decrease compensation expense.

Dividend Yield—The Company has not made any dividend payments nor does it have plans to pay dividends in the foreseeable future. An increase in the dividend yield will decrease compensation expense.

The Company generally issues new shares when options are exercised. A summary of outstanding stock options is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding August 30, 2003	5,281,701	$42.14
Granted	1,161,597	88.99
Exercised	(1,118,797)	32.16
Canceled	(312,795)	53.92
Outstanding August 28, 2004	5,011,706	54.42
Granted	1,099,465	77.74
Exercised	(1,741,312)	38.85
Canceled	(532,373)	70.91
Outstanding August 27, 2005	3,837,486	65.87
Granted	749,452	82.75
Exercised	(737,515)	54.48
Canceled	(493,881)	75.49
Outstanding August 26, 2006	**3,355,542**	**$70.73**

Notes to Consolidated Financial Statements

(continued)

The following table summarizes information about stock options outstanding at August 26, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in Years)	Number Exercisable	Weighted Average Exercise Price
$20.12–$45.53	685,832	$31.45	3.63	668,519	$31.70
$69.23–$75.64	1,172,084	73.54	7.10	494,738	72.32
$80.14–$86.55	676,272	82.35	9.01	22,902	84.03
$88.65–$89.76	699,639	89.20	7.22	284,378	89.17
$90.45–$98.30	121,715	94.27	8.38	30,500	93.79
$20.12–$98.30	3,355,542	$70.73	6.85	1,501,037	$58.04

At August 26, 2006, the aggregate intrinsic value of all outstanding options was $57.6 million with a weighted average remaining contractual term of 6.9 years, of which 1,501,037 of the outstanding options are currently exercisable with an aggregate intrinsic value of $44.6 million, a weighted average exercise price of $58.04 and a weighted average remaining contractual term of 5.4 years. Shares reserved for future option grants approximated 2.3 million at August 26, 2006. The weighted average grant date fair value of options granted was $22.86 during fiscal 2006 and $23.36 during fiscal 2005. During fiscal 2006, 607,156 options vested, net of forfeitures, with a weighted average intrinsic value of $13.57 per share. At August 26, 2006, the total compensation cost related to non-vested awards not yet recognized was $16.9 million with a weighted average remaining expense recognition period of 1.1 years.

Under the AutoZone, Inc. 2003 Director Stock Option Plan, on January 1 of each year, each non-employee director receives an option to purchase 1,500 shares of common stock, and each non-employee director that owns common stock worth at least five times the annual fee paid to each non-employee director on an annual basis will receive an additional option to purchase 1,500 shares of common stock. In addition, each new director receives an option to purchase 3,000 shares upon election to the Board of Directors, plus a portion of the annual directors' option grant prorated for the portion of the year actually served in office. These stock option grants are made at the fair market value as of the grant date. At August 26, 2006, there were 83,474 outstanding options with 312,026 shares of common stock reserved for future issuance under this plan.

Under the AutoZone, Inc. 2003 Director Compensation Plan, a non-employee director may receive no more than one-half of their director fees immediately in cash, and the remainder of the fees must be taken in common stock or may be deferred in units with value equivalent to the value of shares of common stock as of the grant date. At August 26, 2006, the Company has $1.6 million accrued related to 18,887 director units issued under the current and prior plans with 87,610 shares of common stock reserved for future issuance under the current plan.

For fiscal 2006, the Company recognized $884,000 in expense related to the discount on the selling of shares to employees and executives under various share purchase plans. The employee stock purchase plan, which is qualified under Section 423 of the Internal Revenue Code, permits all eligible employees to purchase AutoZone's common stock at 85% of the lower of the market price of the common stock on the first day or last day of each calendar quarter through payroll deductions. Maximum permitted annual purchases are $15,000 per employee or 10 percent of compensation, whichever is less. Under the plan, 51,167 shares were sold to employees in fiscal 2006, 59,479 shares were sold in fiscal 2005, and 66,572 shares were sold in fiscal 2004. The Company repurchased 62,293 shares at fair value in fiscal 2006, 87,974 shares in fiscal 2005, and 102,084 shares in fiscal 2004 from employees electing to sell their stock. Issuances of shares under the employee stock purchase plans are netted against repurchases and such repurchases are not included in share repurchases disclosed in "Note H—Stock Repurchase Program." At August 26, 2006, 425,036 shares of common stock were reserved for future issuance under this plan. Once executives have reached the maximum under the employee stock purchase plan, the Amended and Restated Executive Stock Purchase Plan permits all eligible executives to purchase AutoZone's common stock up to 25 percent of his or her annual salary and bonus. Purchases under this plan were 811 shares in fiscal 2006, 5,366 shares in fiscal 2005, and 11,005 shares in fiscal 2004. At August 26, 2006, 264,294 shares of common stock were reserved for future issuance under this plan.

There have been no material modifications to the Company's stock plans during fiscal 2006, 2005 or 2004.

Note C—Accrued Expenses

Accrued expenses consisted of the following:

(in thousands)	August 26, 2006	August 27, 2005
Medical and casualty insurance claims (current portion)	**$ 49,844**	$ 48,112
Accrued compensation; related payroll taxes and benefits	**101,089**	88,812
Property and sales taxes	**54,623**	49,340
Accrued interest	**25,377**	24,179
Accrued sales and warranty returns	**8,238**	7,179
Other	**41,248**	38,050
	$280,419	$255,672

The Company retains a significant portion of the risks associated with workers' compensation, employee health, general, products liability, property and automotive insurance. Beginning in fiscal 2004, a portion of these self-insured losses is managed through a wholly owned insurance captive. The Company maintains certain levels for stop-loss coverage for each self-insured plan in order to limit its liability for large claims. The limits are per claim and are $1.5 million for workers' compensation, $500,000 for employee health, and $1.0 million for general, products liability, property, and automotive. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. Estimates are based on calculations that consider historical lag and claim development factors.

The Company or the vendors supplying its products provide its customers limited warranties on certain products that range from 30 days to lifetime warranties. In most cases, the Company's vendors are primarily responsible for warranty claims. Warranty costs relating to merchandise sold under warranty not covered by vendors are estimated and recorded as warranty obligations at the time of sale based on each product's historical return rate. These obligations, which are often funded by vendor allowances, are recorded as a component of accrued expenses. For vendor allowances that are in excess of the related estimated warranty expense for the vendor's products, the excess is reclassified to inventory and recognized as a reduction to cost of sales as the related inventory is sold. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary resulting in income or expense recognition. The Company has successfully negotiated with certain vendors to transfer warranty obligations to such vendors in order to minimize the Company's warranty exposure resulting in credits to earnings of $1.7 million in fiscal 2005 and $42.1 million in fiscal 2004, and ongoing reductions in allowances received from vendors and claim settlements. Changes in the Company's accrued sales and warranty returns for the last three fiscal years consisted of the following:

	Year Ended		
(in thousands)	August 26, 2006	August 27, 2005	August 28, 2004
Balance, beginning of fiscal year	**$ 7,179**	$ 11,493	$ 78,482
Allowances received from vendors	**14,911**	53,997	49,444
Excess vendor allowances reclassified to inventory	**(9,007)**	(7,129)	(12,056)
Income	**—**	(1,736)	(42,094)
Claim settlements	**(4,845)**	(49,446)	(62,283)
Balance, end of fiscal year	**$ 8,238**	$ 7,179	$ 11,493

Note D—Income Taxes

The provision for income tax expense consisted of the following:

	Year Ended		
(in thousands)	August 26, 2006	August 27, 2005	August 28, 2004
Current:			
Federal	**$272,916**	$296,849	$268,013
State	**23,539**	21,981	27,189
	296,455	318,830	295,202
Deferred:			
Federal	**30,065**	(11,271)	41,532
State	**6,241**	(5,357)	2,966
	36,306	(16,628)	44,498
	$332,761	$302,202	$339,700

Notes to Consolidated Financial Statements

(continued)

A reconciliation of the provision for income taxes to the amount computed by applying the federal statutory tax rate of 35% to income before income taxes is as follows:

(in thousands)	Year Ended August 26, 2006	August 27, 2005	August 28, 2004
Federal tax at statutory U.S. income tax rate	**$315,713**	$305,627	$317,066
State income taxes, net	**19,357**	10,806	19,601
Tax benefit on repatriation of foreign earnings	**—**	(16,351)	—
Other	**(2,309)**	2,120	3,033
	$332,761	$302,202	$339,700

The American Jobs Creation Act (the "Act"), signed into law in October 2004, provided an opportunity to repatriate foreign earnings, reinvest them in the United States, and claim an 85% dividend received deduction on the repatriated earnings provided certain criteria were met. During fiscal 2005, the Company determined that it met the criteria of the Act and began the process of repatriating approximately $36.7 million from its Mexican subsidiaries. As the Company had previously provided deferred income taxes on these amounts, the planned repatriation resulted in a $16.4 million reduction to income tax expense for fiscal 2005. During fiscal 2006, the Company completed the originally planned $36.7 million repatriation plus an additional $4.5 million in accumulated earnings.

Significant components of the Company's deferred tax assets and liabilities were as follows:

(in thousands)	August 26, 2006	August 27, 2005
Net deferred tax assets:		
Domestic net operating loss and credit carryforwards	**$ 18,694**	$ 19,589
Foreign net operating loss and credit carryforwards	**4,017**	2,298
Insurance reserves	**13,748**	12,470
Closed store reserves	**2,299**	3,317
Pension	**9,167**	26,792
Accrued benefits	**14,927**	6,451
Other	**12,992**	11,575
Total deferred tax assets	**75,844**	82,492
Less: Valuation allowances	**(8,698)**	(9,036)
Net deferred tax assets	**67,146**	73,456
Deferred tax liabilities:		
Property and equipment	**13,118**	12,221
Inventory	**68,449**	30,057
Derivatives	**3,643**	1,589
Prepaid expenses	**9,821**	7,630
Other	**1,576**	—
Deferred tax liabilities	**96,607**	51,497
Net deferred tax (liabilities) assets	**$(29,461)**	$21,959

Deferred taxes are not provided for earnings of non-U.S. subsidiaries as such earnings are intended to be permanently reinvested in the business.

For the years ended August 26, 2006, and August 27, 2005, the Company had deferred tax assets of $9.0 million and $9.2 million from federal tax net operating losses ("NOLs") of $25.7 million and $26.3 million, and deferred tax assets of $2.7 million and $2.4 million from state tax NOLs of $65.1 million and $57.4 million, respectively. The federal and state NOLs expire between fiscal 2007 and fiscal 2025. The Company maintains a $7.4 million valuation allowance against certain federal and state NOLs resulting primarily from annual statutory usage limitations. Additionally, the Company had deferred tax assets of $10.9 million at August 26, 2006 and $10.2 million at August 27, 2005, for federal, state and Non-U.S. income tax credit carryforwards. Certain tax credit carryforwards have no expiration date and others will expire in fiscal 2007 through fiscal 2016. A valuation allowance of $1.3 million was established by the Company for credits subject to such expiration periods.

During June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). See "Note A—Recent Accounting Pronouncements" for further discussion.

Note E—Derivative Instruments and Hedging Activities

AutoZone has utilized interest rate swaps to convert variable rate debt to fixed rate debt and to lock in fixed rates on future debt issuances. AutoZone reflects the current fair value of all interest rate hedge instruments in its consolidated balance sheets as a component of other assets. The Company had an outstanding interest rate swap with a fair value of $10.2 million at August 26, 2006 and $4.3 million at August 27, 2005, to effectively fix the interest rate on the $300.0 million term loan entered into during December 2004. At August 28, 2004, the Company had an outstanding five-year forward-starting interest rate swap with a notional amount of $300 million. This swap had a fair value of $4.6 million at August 28, 2004 and was settled during November 2004 with no debt being issued.

The related gains and losses on interest rate hedges are deferred in stockholders' equity as a component of other comprehensive income or loss. These deferred gains and losses are recognized in income as a decrease or increase to interest expense in the period in which the related interest rates being hedged are recognized in expense. However, to the extent that the change in value of an interest rate hedge instrument does not perfectly offset the change in the value of the interest rate being hedged, that ineffective portion is immediately recognized in income. The Company's hedge instruments have been determined to be highly effective as of August 26, 2006.

The following table summarizes the fiscal 2006 and 2005 activity in accumulated other comprehensive loss as it relates to interest rate hedge instruments:

(in thousands)	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated net gains as of August 28, 2004	$11,564	$(1,740)	$ 9,824
Net gains on outstanding derivatives	4,306	(1,589)	2,717
Reclassification of derivative ineffectiveness into earnings	(4,640)	1,740	(2,900)
Reclassification of net gains on derivatives into earnings	(612)	—	(612)
Accumulated net gains as of August 27, 2005	10,618	(1,589)	9,029
Net gains on outstanding derivatives	5,904	(2,152)	3,752
Reclassification of net gains on derivatives into earnings	(612)	—	(612)
Accumulated net gains as of August 26, 2006	**$15,910**	**$(3,741)**	**$12,169**

The Company primarily executes derivative transactions of relatively short duration with strong creditworthy counterparties. These counterparties expose the Company to credit risk in the event of non-performance. The amount of such exposure is limited to the unpaid portion of amounts due to the Company pursuant to the terms of the derivative financial instruments, if any. Although there are no collateral requirements, if a downgrade in the credit rating of these counterparties occurs, management believes that this exposure is mitigated by provisions in the derivative agreements which allow for the legal right of offset of any amounts due to the Company from the counterparties with amounts payable, if any, to the counterparties by the Company. Management considers the risk of counterparty default to be minimal.

As of August 26, 2006, the Company estimates $600,000 of gains currently included in accumulated other comprehensive income to be reclassed into earnings within the next 12 months.

Note F—Financing

The Company's long-term debt consisted of the following:

(in thousands)	**August 26, 2006**	August 27, 2005
Bank Term Loan due December 2009, effective interest rate of 4.55%	**$ 300,000**	$ 300,000
5.875% Senior Notes due October 2012, effective interest rate of 6.33%	**300,000**	300,000
5.5% Senior Notes due November 2015, effective interest rate of 4.86%	**300,000**	300,000
4.75% Senior Notes due November 2010, effective interest rate of 4.17%	**200,000**	200,000
4.375% Senior Notes due June 2013, effective interest rate of 5.65%	**200,000**	200,000
6.95% Senior Notes due June 15, 2016, effective interest rate of 7.09%	**200,000**	—
6.5% Senior Notes due July 2008	**190,000**	190,000
7.99% Senior Notes due April 2006	**—**	150,000
Commercial paper, weighted average interest rate of 5.3% at August 26, 2006, and 3.6% at August 27, 2005	**122,400**	217,700
Other	**44,757**	4,150
	$1,857,157	$1,861,850

The Company maintains $1.0 billion of revolving credit facilities with a group of banks to primarily support commercial paper borrowings, letters of credit and other short-term unsecured bank loans. The $300 million credit facility that matured in May 2006 was replaced with a new $300 million credit facility expiring in May 2010. The $700 million credit facility that matures in May 2010 was amended so that all of the $1 billion in these two credit facilities will have similar terms and conditions, may be increased to $1.3 billion at AutoZone's election, may include up to $200 million in letters of credit, and may include up to $100 million in capital leases. As the available balance is reduced by commercial paper borrowings and certain outstanding letters of credit, the Company had $746.8 million in available capacity under these facilities at August 26, 2006. The rate of interest payable under the credit facilities is a function of Bank of America's base rate or a Eurodollar rate (each as defined in the facility agreements), or a combination thereof.

During April 2006, the $300.0 million bank term loan entered in December 2004 was amended to have similar terms and conditions as the $1.0 billion credit facilities, but with a December 2009 maturity. That credit agreement with a group of banks provides for a term loan, which consists of, at the Company's election, base rate loans, Eurodollar loans or a combination thereof. Interest accrues on base rate loans at a base rate per annum equal to the higher of prime rate or the Federal Funds Rate plus ½ of 1%. Interest accrues on Eurodollar loans at a defined Eurodollar rate plus the applicable percentage, which can range from 40 basis points to 112.5 basis points, depending upon the Company's senior unsecured (non-credit enhanced) long-term debt rating. Based on AutoZone's ratings at August 26, 2006, the applicable percentage on Eurodollar loans is 50 basis points. On December 30, 2004, the full principal amount of $300 million was funded as a Eurodollar loan. AutoZone may select interest periods of one, two, three or six months for Eurodollar loans, subject to availability. Interest is payable at the end of the selected interest period, but no less frequently than quarterly. AutoZone entered into an interest rate swap agreement on December 29, 2004, to effectively fix, based on current debt ratings, the interest rate of the term loan at 4.55%. AutoZone has the option to extend loans into subsequent interest period(s) or convert them into loans of another interest rate type. The entire unpaid principal amount of the term loan will be due and payable in full on December 23, 2009, when the facility terminates. The Company may prepay the term loan in whole or in part at any time without penalty, subject to reimbursement of the lenders' breakage and redeployment costs in the case of prepayment of Eurodollar borrowings.

During April 2006, the $150.0 million Senior Notes maturing at that time were repaid with an increase in commercial paper. On June 8, 2006, the Company issued $200.0 million in 6.95% Senior Notes due 2016 under its existing shelf registration statement filed with the Securities and Exchange Commission on August 17, 2004. That shelf registration allows the Company to sell up to $300 million in debt securities to fund general corporate purposes, including repaying, redeeming or repurchasing outstanding debt, and for working capital, capital expenditures, new store openings, stock repurchases and acquisitions.

On June 20, 2006, the Company's Mexican subsidiaries borrowed peso debt in the amount of $43.3 million in U.S. dollars. These funds were primarily used to recapitalize certain Mexican subsidiaries and to repay intercompany loans allowing the entities to claim value-added tax refunds from the Mexican authorities. The interest rates on these borrowings range from 8.3% to 9.2% with a maturity of September 18, 2006. During September 2006, the Company repaid a portion of this indebtedness and extended the maturity to March 2007 on the remaining unpaid balance. This indebtedness is reflected as a component of Other borrowings in the above table.

The Company's borrowings under its Senior Notes arrangements contain minimal covenants, primarily restrictions on liens. Under its other borrowing arrangements, covenants include limitations on total indebtedness, restrictions on liens, a minimum fixed charge coverage ratio and a provision where repayment obligations may be accelerated if AutoZone experiences a change in control (as defined in the agreements) of AutoZone or its Board of Directors. All of the repayment obligations under the Company's borrowing arrangements may be accelerated and come due prior to the scheduled payment date if covenants are breached or an event of default occurs. As of August 26, 2006, the Company was in compliance with all covenants and expects to remain in compliance with all covenants.

All of the Company's debt is unsecured, except for $1.5 million, which is collateralized by property. Scheduled maturities of long-term debt are as follows:

Fiscal Year	Amount (in thousands)
2007	$ 167,157
2008	190,000
2009	—
2010	300,000
2011	200,000
Thereafter	1,000,000
	$1,857,157

The maturities for fiscal 2007 are classified as long-term in the fiscal 2006 consolidated balance sheet as the Company has the ability and intention to refinance them on a long-term basis.

The fair value of the Company's debt was estimated at $1.825 billion as of August 26, 2006, and $1.868 billion as of August 27, 2005, based on the quoted market prices for the same or similar issues or on the current rates available to the Company for debt of the same remaining maturities. Such fair value is less than the carrying value of debt by $32.3 million at August 26, 2006, and greater than the carrying value of debt by $6.3 million at August 27, 2005.

Note G—Interest Expense

Net interest expense consisted of the following:

	Year Ended		
(in thousands)	**August 26, 2006**	August 27, 2005	August 28, 2004
Interest expense	**$112,127**	$104,684	$ 93,831
Interest income	**(2,253)**	(1,162)	(214)
Capitalized interest	**(1,985)**	(1,079)	(813)
	$107,889	$102,443	$ 92,804

Note H—Stock Repurchase Program

During fiscal 2006, the Board of Directors increased the Company's authorization to repurchase the Company's common stock in the open market by $500 million to $4.9 billion. From January 1998 to August 26, 2006, the Company has repurchased a total of 93.2 million shares at an aggregate cost of $4.7 billion. The following table summarizes our share repurchase activity for the following fiscal years:

	Year Ended		
(in thousands)	**August 26, 2006**	August 27, 2005	August 28, 2004
Amount	**$578,066**	$426,852	$ 848,102
Shares	**6,187**	4,822	10,194

Note I—Pension and Savings Plans

Prior to January 1, 2003, substantially all full-time employees were covered by a defined benefit pension plan. The benefits under the plan were based on years of service and the employee's highest consecutive five-year average compensation. On January 1, 2003, the plan was frozen. Accordingly, pension plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan.

On January 1, 2003, the Company's supplemental defined benefit pension plan for certain highly compensated employees was also frozen. Accordingly, plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan.

The investment strategy for pension plan assets is to utilize a diversified mix of domestic and international equity portfolios, together with other investments, to earn a long-term investment return that meets the Company's pension plan obligations. Active management and alternative investment strategies are utilized within the plan in an effort to minimize risk, while realizing investment returns in excess of market indices.

The weighted average asset allocation for our pension plan assets was as follows at June 30:

	2006		2005	
	Current	**Target**	Current	Target
Domestic equities	**32.0%**	**27.0%**	25.2%	32.0%
International equities	**24.5**	**30.9**	30.0	24.5
Alternative investments	**30.5**	**27.9**	31.6	30.5
Real estate	**11.0**	**12.2**	11.7	11.0
Cash and cash equivalents	**2.0**	**2.0**	1.5	2.0
	100.0%	**100.0%**	100.0%	100.0%

The Company makes annual contributions in amounts at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974. The Company contributed $9.2 million to the plans in fiscal 2006 and made no contributions to the plans in fiscal 2005 or 2004. Based on current projections, we expect to contribute approximately $7 million to the plan in fiscal 2007; however, a change to the expected cash funding may be impacted by a change in interest rates or a change in the actual or expected return on plan assets. The measurement date for the Company's defined benefit pension plans is May 31 of each fiscal year.

The following table sets forth the plans' funded status and amounts recognized in the Company's financial statements:

(in thousands)	**August 26, 2006**	August 27, 2005
Change in benefit obligation:		
Benefit obligation at beginning of year	**$176,325**	$128,383
Interest cost	**9,190**	8,290
Actuarial (gains) losses	**(26,783)**	43,258
Benefits paid	**(3,790)**	(3,606)
Benefit obligation at end of year	**154,942**	176,325
Change in plan assets:		
Fair value of plan assets at beginning of year	**107,551**	102,361
Actual return on plan assets	**17,600**	9,568
Employer contributions	**6,187**	—
Benefits paid	**(3,790)**	(3,606)
Administrative expenses	**(656)**	(772)
Fair value of plan assets at end of year	**126,892**	107,551
Reconciliation of funded status:		
Underfunded status of the plans	**(28,050)**	(68,774)
Contributions from measurement date to fiscal year-end	**3,017**	—
Unrecognized net actuarial losses	**21,464**	62,264
Unamortized prior service cost	**105**	(522)
Accrued benefit cost	**$ (3,464)**	$ (7,032)
Recognized defined benefit pension liability:		
Accrued benefit liability	**$ (28,050)**	$ (68,774)
Intangible asset	**105**	—
Accumulated other comprehensive loss	**24,481**	61,742
Net liability recognized	**$ (3,464)**	$ (7,032)

	Year Ended		
(in thousands)	**August 26, 2006**	August 27, 2005	August 28, 2004
Components of net periodic benefit cost:			
Interest cost	**$ 9,190**	$ 8,290	$ 8,114
Expected return on plan assets	**(8,573)**	(8,107)	(6,871)
Amortization of prior service cost	**(627)**	(644)	(645)
Recognized net actuarial losses	**5,645**	1,000	4,371
Net periodic benefit cost	**$ 5,635**	$ 539	$ 4,969

The actuarial assumptions were as follows:

	2006	2005	2004
Weighted average discount rate	**6.25%**	5.25%	6.50%
Expected long-term rate of return on assets	**8.00%**	8.00%	8.00%

As the plan benefits were frozen as of December 31, 2002, there is no service cost and increases in future compensation levels no longer impact the calculation. Moody's Aa rates as of the measurement date are used as a guide in establishing the weighted average discount rate. The expected long-term rate of return on plan assets is based on the historical relationships between the investment classes and the capital markets, updated for current conditions. Prior service cost is amortized over the estimated average remaining service period of active plan participants as of the date the prior service base is established, and the unrecognized actuarial loss is amortized over the estimated remaining service period of 7.86 years at August 26, 2006.

Based on current assumptions about future events, benefit payments are expected to be paid as follows for each of the following plan years. Actual benefit payments may vary significantly from the following estimates:

Plan Year Ending December 31	Amount (in thousands)
2006	$ 2,996
2007	3,515
2008	4,123
2009	4,716
2010	5,264
2011–2015	35,384

On January 1, 2003, the Company introduced an enhanced defined contribution plan ("401(k) plan") pursuant to Section 401(k) of the Internal Revenue Code that replaced the previous 401(k) plan. The 401(k) plan covers all domestic employees who meet the plan's participation requirements. The new plan features include increased Company matching contributions, immediate 100% vesting of Company contributions and an increased savings option to 25% of qualified earnings. The Company makes matching contributions, per pay period, up to a specified percentage of employees' contributions as approved by the Board of Directors. The Company made matching contributions to employee accounts in connection with the 401(k) plan of $8.6 million in fiscal 2006, $8.4 million in fiscal 2005, and $8.8 million in fiscal year 2004.

Note J—Leases

Some of the Company's retail stores, distribution centers, facilities and equipment are leased. Most of these leases include renewal options, at the Company's election, and some include options to purchase and provisions for percentage rent based on sales. Rental expense was $143.9 million in fiscal 2006, $150.6 million in fiscal 2005, and $116.9 million in fiscal 2004. Percentage rentals were insignificant.

Based on clarifications from the Securities and Exchange Commission, during fiscal 2005, the Company completed a detailed review of its accounting for rent expense and expected useful lives of leasehold improvements. The Company noted inconsistencies in the periods used to amortize leasehold improvements and the periods used to straight-line rent expense. The Company revised its policy to record rent for all operating leases on a straight-line basis over the lease term, including any reasonably assured renewal periods and the period of time prior to the lease term that the Company is in possession of the leased space for the purpose of installing leasehold improvements. Differences between recorded rent expense and cash payments are recorded as a liability in accrued expenses and other long-term liabilities on the balance sheet. This deferred rent approximated $29.3 million on August 26, 2006 and $27.9 million on August 27, 2005. Additionally, all leasehold improvements are amortized over the lesser of their useful life or the remainder of the lease term, including any reasonably assured renewal periods, in effect when the leasehold improvements are placed in service. During the quarter ended February 12, 2005, the Company recorded an adjustment in the amount of $40.3 million pre-tax ($25.4 million after-tax), which lowered fiscal 2005 diluted earnings per share by $0.32. This adjustment included the impact on prior years, to reflect additional amortization of leasehold improvements and additional rent expense as if this new policy had always been followed by the Company. The impact of the adjustment on any prior year would have been immaterial.

Minimum annual rental commitments under non-cancelable operating leases were as follows at the end of fiscal 2006:

Fiscal Year	Amount (in thousands)
2007	$ 147,776
2008	133,289
2009	113,339
2010	94,852
2011	77,465
Thereafter	507,819
Total minimum payments required	$1,074,540

In connection with the Company's December 2001 sale of the TruckPro business, the Company subleased some properties to the purchaser for an initial term of not less than 20 years. The Company's remaining aggregate rental obligation at August 26, 2006 of $26.9 million is included in the above table, but the obligation is entirely offset by the sublease rental agreement.

Note K—Restructuring and Closed Store Obligations

From time to time, the Company will close or relocate leased stores. The remaining minimum lease obligations and other carrying costs of these properties are accrued upon the store closing. The following table presents a summary of the closed store obligations including those obligations originating from the 2001 restructuring and all other store closings:

	Year Ended		
(in thousands)	**August 26, 2006**	August 27, 2005	August 28, 2004
Beginning balance	**$ 8,159**	$11,186	$ 26,838
Increase to reserve	**707**	728	2,610
Payment of obligations	**(3,149)**	(2,755)	(13,429)
Adjustment gains	**—**	(1,000)	(4,833)
Ending balance	**$ 5,717**	$ 8,159	$ 11,186

Increases to the reserve represent the accrual for stores closed during the period and the accretion of interest expense on the discounting of the remaining lease obligations. Adjustment gains represent reversals of amounts previously reserved due to the subsequent development, negotiated lease buy-out or disposition of properties.

Note L—Commitments and Contingencies

Construction commitments, primarily for new stores, totaled approximately $40.6 million at August 26, 2006.

The Company had $131.6 million in outstanding standby letters of credit and $12.8 million in surety bonds as of August 26, 2006, which all have expiration periods of less than one year. A substantial portion of the outstanding standby letters of credit (which are primarily renewed on an annual basis) and surety bonds are used to cover reimbursement obligations to our workers' compensation carriers. There are no additional contingent liabilities associated with these instruments as the underlying liabilities are already reflected in our consolidated balance sheet. The standby letters of credit and surety bonds arrangements have automatic renewal clauses.

Note M—Litigation

AutoZone, Inc. is a defendant in a lawsuit entitled "Coalition for a Level Playing Field, L.L.C., et al., v. AutoZone, Inc. et al.," filed in the U.S. District Court for the Southern District of New York in October 2004. The case was filed by more than 200 plaintiffs, which are principally automotive aftermarket warehouse distributors and jobbers (collectively "Plaintiffs"), against a number of defendants, including automotive aftermarket retailers and aftermarket automotive parts manufacturers. In the amended complaint, the plaintiffs allege, inter alia, that some or all of the automotive aftermarket retailer defendants have knowingly received, in violation of the Robinson-Patman Act (the "Act"), from various of the manufacturer defendants benefits such as volume discounts, rebates, early buy allowances and other allowances, fees, inventory without payment, sham advertising and promotional payments, a share in the manufacturers' profits, benefits of pay on scan purchases, implementation of radio frequency identification technology, and excessive payments for services purportedly performed for the manufacturers. Additionally, a subset of plaintiffs alleges a claim of fraud against the automotive aftermarket retailer defendants based on discovery issues in a prior litigation involving similar Robinson-Patman Act claims. In the prior litigation, the discovery dispute, as well as the underlying claims, were decided in favor of AutoZone and the other automotive aftermarket retailer defendants who proceeded to trial, pursuant to a unanimous jury verdict which was affirmed by the Second Circuit Court of Appeals. In the current litigation, plaintiffs seek an unspecified amount of damages (including statutory trebling), attorneys' fees, and a permanent injunction prohibiting the aftermarket retailer defendants from inducing and/or knowingly receiving discriminatory prices from any of the aftermarket manufacturer defendants and from opening up any further stores to compete with plaintiffs as long as defendants allegedly continue to violate the Act. The Company believes this suit to be without merit and is vigorously defending against it. Defendants have filed motions to dismiss all claims with prejudice on substantive and procedural grounds. Additionally, the Defendants have sought to enjoin plaintiffs from filing similar lawsuits in the future. If granted in their entirety, these dispositive motions would resolve the litigation in Defendants' favor.

On June 22, 2005, the Attorney General of the State of California, in conjunction with District Attorneys for San Bernardino, San Joaquin and Monterey Counties, filed suit in the San Bernardino County Superior Court against AutoZone, Inc. and its California subsidiaries. The San Diego County District Attorney later joined the suit. The lawsuit alleges that AutoZone failed to follow various state statutes and regulations governing the storage and handling of used motor oil and other materials collected for recycling or used for cleaning AutoZone stores and parking lots. The suit seeks $12.0 million in penalties and injunctive relief.

The Company currently, and from time to time, is involved in various other legal proceedings incidental to the conduct of its business. Although the amount of liability that may result from these other proceedings cannot be ascertained, the Company does not currently believe that, in the aggregate, these matters will result in liabilities material to the Company's financial condition, results of operations or cash flows.

Note N—Segment Reporting

The Company manages its business on the basis of one reportable segment. See "Note A—Significant Accounting Policies" for a brief description of the Company's business. As of August 26, 2006, the majority of the Company's operations were located within the United States. Other operations include ALLDATA and the Mexico locations, each of which comprises less than 3% of consolidated net sales. The following data is presented in accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information:"

	Year Ended		
(in thousands)	**August 26, 2006**	August 27, 2005	August 28, 2004
Primary business focus:			
Domestic Retail	**$4,989,266**	$4,795,648	$4,727,402
Domestic Commercial	**708,715**	718,150	740,480
Other	**250,374**	197,084	169,143
Net sales	**$5,948,355**	$5,710,882	$5,637,025

40 Member CEO Team

Our leadership team is comprised of 40 individuals who work tirelessly to support the AutoZone that exists today. We lead as a team, and we win as a team. Through their continued guidance, the Company is well positioned for a strong future.

Officers
Customer Satisfaction

William C. Rhodes, III†
President and Chief Executive Officer

Executive Vice Presidents
Customer Satisfaction

Bradley W. Bacon†
Store Operations and Commercial

William T. Giles†
Chief Financial Officer and Treasurer

Harry L. Goldsmith†
General Counsel and Secretary

Robert D. Olsen†
Supply Chain, Information Technology, Mexico and Store Development

James A. Shea†
Merchandising and Marketing

Senior Vice Presidents
Customer Satisfaction

Timothy W. Briggs†
Human Resources

William W. Graves†
Supply Chain

Lisa R. Kranc†
Marketing

†Required to file under Section 16 of the Securities Exchange Act of 1934.

Vice Presidents
Customer Satisfaction

Craig L. Barnes
Merchandising

L. Dan Barzel
Merchandising

Jon A. Bascom
Information Technology

Rebecca W. Ballou
Assistant General Counsel and Assistant Secretary

B. Craig Blackwell
Operations

Kenneth L. Brame
Chief Information Officer

Michael T. Broderick
Operations

Brian L. Campbell
Investor Relations and Tax

Philip B. Daniele
Operations

Brett D. Easley
Merchandise Pricing and Analysis

Mark A. Finestone
Merchandising

Wm. David Gilmore
Store Development

Eric S. Gould
Commercial

William R. Hackney
Operations

Rodney C. Halsell
Supply Chain

Diana H. Hull
Assistant General Counsel and Assistant Secretary

Jeffrey W. Lagges
ALLDATA

Mitchell C. Major
Supply Chain

Jose E. Marrero
Marketing

Richard S. McDuffie
Supply Chain

Grant E. McGee
Commercial

Thomas B. Newbern
Operations

Jeffrey H. Nix
Information Technology

Charlie Pleas, III†
Controller

Raymond A. Pohlman
Government and Community Relations

Elizabeth S. Rabun
Loss Prevention

Anthony Dean Rose, Jr.
Merchandising

Michael L. Shadrach
Strategic Planning and New Business Development

Brett L. Shanaman
Marketing

Richard C. Smith
Operations

Scott W. Webb
Merchandising

Transfer Agent and Registrar

Computershare Investor Services
P.O. Box 43069
Providence, Rhode Island 02940-3069
(877) 282-1168
(781) 575-2723
http://www.computershare.com

Annual Meeting

The Annual Meeting of Stockholders of AutoZone will be held at 8:30 a.m., CST, on December 13, 2006, at the J.R. Hyde, III Store Support Center, 123 South Front Street, Memphis, Tennessee.

AutoZone Web Sites

Investor Relations: http://www.autozoneinc.com
Company Web Site: http://www.autozone.com

Stock Exchange Listing

New York Stock Exchange
Ticker Symbol: AZO

Auditors

Ernst & Young LLP
Memphis, Tennessee

Code of Ethical Conduct

AutoZone's Code of Ethical Conduct is available on its investor relations Web site at http://www.autozoneinc.com.

Form 10-K/Quarterly Reports

Stockholders may obtain free of charge a copy of AutoZone's annual report on Form 10-K, its quarterly reports on Form 10-Q as filed with the Securities and Exchange Commission and quarterly press releases by contacting Investor Relations, P.O. Box 2198, Memphis, Tennessee 38101; e-mailing investor.relations@autozone.com or phoning (901) 495-7185.

Copies of all documents filed by AutoZone with the Securities and Exchange Commission, including Form 10-K and Form 10-Q, are also available at the SEC's EDGAR server at http://www.sec.gov.

Stockholders of Record

As of August 26, 2006, there were 3,617 stockholders of record, excluding the number of beneficial owners whose shares were represented by security position listings.


Charles M. Elson


Sue E. Gove


Earl G. Graves, Jr.


Dr. N. Gerry House


J. R. Hyde, III


Edward S. Lampert


W. Andrew McKenna


George R. Mrkonic, Jr.


William C. Rhodes, III

Board of Directors

Charles M. Elson[3*]
Edgar S. Woolard Jr.
Professor of Corporate Governance
University of Delaware

Sue E. Gove[1]
Consultant
Alvarez and Marsal Business Consulting

Earl G. Graves, Jr.[1,3]
President and CEO
Earl G. Graves Publishing

Dr. N. Gerry House[2]
President and CEO
Institute for Student Achievement

J. R. Hyde, III
Chairman
AutoZone, Inc.

Edward S. Lampert[2*]
Chairman and CEO
ESL Investments, Inc.

W. Andrew McKenna[1*,2]
Private Investor

George R. Mrkonic, Jr.[1]
Retired President/Vice Chairman
Borders Group, Inc.

William C. Rhodes, III
President and CEO
AutoZone, Inc.

(1) Audit Committee
(2) Compensation Committee
(3) Nominating and Corporate Governance Committee
** Committee Chair*

AutoZone recently announced Edward S. Lampert will not be standing for re-election to the AutoZone Board of Directors, in order to devote more time to his other duties at ESL Investments, Inc. and Sears Holdings, Inc. We want to thank Eddie for his leadership and guidance on our Board of Directors for the past 7 years, as well as wish him continued success on his future endeavors.

AutoZone continues to be an amazing success story and one of the best companies based on return on invested capital in the country. It is an honor to share our successes and future plans with you, our customers, AutoZoners, and stockholders. We look forward to sharing our continued success with you well into the future.


AutoZone

123 South Front Street
Memphis, Tennessee 38103-3607
(901) 495-6500
www.autozone.com


Living
the Pledge!